EXHIBIT 10.27

         ASSUMPTION AGREEMENT AND RELEASE OF LIABILITY WITH SILVER FAITH
                     DEVELOPMENT LIMITED DATED MAY 16, 1996


                      [SILVER FAITH DEVELOPMENT LETTERHEAD]



                                  May 16, 1996







Mr. John D. Desbrow
Secretary
NONA MORELLI'S II INC.
2 Park Plaza, Suite 470
Irvine, California  92714

         RE:      Ratification, Assumption and Release Agreement

Dear Mr. Desbrow:

Silver Faith Development Limited ("SFD") wishes to confirm its agreement with and acknowledgment of the transfer of that certain Convertible Security Promissory Note in the principal amount of US$21,000,000 executed in favor of SFD (the "Note") pursuant to the Purchase Agreement between Nona and SFD dated September 28, 1995 (the "Purchase Agreement") from Nona Morelli's II Inc. ("Nona"), as "Maker", to NuOasis International Ltd., a corporation organized under the laws of the Bahamas ("NuOasis").

The undersigned further acknowledges receipt of US$9,600,000 as a payment against the Note, reducing the principal amount due under the Note to US$11,400,000.

The undersigned also acknowledges notice of the assignment of the Note from Nona to NuOasis, effective December 29, 1995, and consents to such assignment. And, in connection with such assignment, the undersigned hereby releases Nona from all liability on its part under the Note and agrees to look solely to NuOasis, and the underlying Peony Garden property which secures such Note, for payment.

If any provisions of the Purchase Agreement or this Agreement are in conflict with any statute, rule or law, then such provisions shall be deemed null and void to the extent of such conflict, but without invalidating any other provisions of this Agreement, or the Purchase Agreement.

Sincerely,



/s/  Silver Faith Development Limited
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     SILVER FAITH DEVELOPMENT LIMITED

                                                         [SFD\CORR:NMRATREL.LTR]